January 23, 2023

Lisa Larkin

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	MassMutual Premier Funds (the “Registrant”)
1933 Act File No. 33-82366
1940 Act File No. 811-08690
Comments received for PEA No. 84 filed on December 2, 2022

Dear Ms. Larkin:

On behalf of the Registrant, this letter sets forth our responses to your comments of January 13, 2023 regarding the above-mentioned amendment filed with the Securities and Exchange Commission (the “SEC”) on December 2, 2022 (the “Amendment”). Any term that is used, but not defined, in this letter retains the same meaning as used by the Registrant in the Amendment.

Prospectus

1)	Comment: Please supplementally explain the basis for Footnote (1) to the Fee Table on page 7 for the MassMutual Inflation-Protected and Income Fund.

Response: Although the new Class Y does not meet the definition of a “New Fund” under Instruction 6 of Item 3 of Form N-1A, we believe that adding Footnote (1) for the new Class Y is in the spirit of the requirements of Instruction 6(a) to Item 3 because, like a “New Fund,” the new Class Y does not have any actual “Other Expenses” to disclose. Class Y’s Other Expenses are estimated based upon Class R5’s Other Expenses due to the similar nature of the share classes.

2)	Comment: Under the “Principal Investment Strategies” heading in the “Investments, Risks, and Performance” section for the MassMutual Disciplined Growth Fund (the “Fund”) on page 53, the Fund states that it is non-diversified. Please confirm that the Fund obtained a shareholder vote to approve the change to non-diversified.

Response: The change in the Fund’s classification from diversified to non-diversified was approved by shareholders of the Fund on July 28, 2022.

Statement of Additional Information

1)	Comment: Under the “Fundamental Investment Restrictions of the Funds” heading in the “Investment Restrictions of the Funds” section on page B-49, the Fund has a carve out from the fundamental investment limitation on diversification. Please confirm that the Fund got a shareholder vote to approve the change to non-diversified.

Response: As noted above, the Fund’s shareholders approved changing the Fund’s classification from diversified to non-diversified on July 28, 2022.

If you have any questions concerning the foregoing, please call the undersigned at (413) 744-0770.

Very truly yours,

/s/ Jill Nareau Robert

Jill Nareau Robert

Vice President and Assistant Secretary, MassMutual Premier Funds

Lead Counsel, Investment Adviser & Mutual Funds, Massachusetts Mutual Life Insurance Company